09056662

A/b*
3/23

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 35255

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2008 (MM/DD/YY) AND ENDING 12/31/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BNY Mellon Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Wall Street
(No. and Street)

New York	NY	10286
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John M. Gavin, Jr. — 212-635-1386
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD
3/31/09

OATH OR AFFIRMATION

I, John M. Gavin, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BNY Mellon Capital Markets, LLC, as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JOSEPH A. GIACOBINO
Notary Public, State of New York
No. 01GI5011638
Qualified in Bronx County
Commission Expires May 15, 2011

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

BNY MELLON CAPITAL MARKETS LLC

(A Wholly Owned Subsidiary of
The Bank of New York Mellon Corp.)

Statement of Financial Condition

December 31, 2008

(With Independent Auditors' Report Thereon)

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of
The Bank of New York Mellon Corp.)

Statement of Financial Condition

Table of Contents

KPMG

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

Members of the Board of Directors
BNY Mellon Capital Markets LLC:

We have audited the accompanying statement of financial condition of BNY Mellon Capital Markets LLC (the Company) as of December 31, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of BNY Mellon Capital Markets LLC as of December 31, 2008, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

March 12, 2009

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of
The Bank of New York Mellon Corp)

Statement of Financial Condition

December 31, 2008

Assets

Cash		$ 914,928
Cash segregated for regulatory purposes		20,000
Receivable from broker-dealers		195,512,452
Securities owned, at fair value	$ 687,713,555	
Securities owned, pledged as collateral	27,346,000	
Total securities owned (note 3)		715,059,555
Fees receivable		4,817,487
Interest receivable		6,164,701
Receivable from affiliate		3,363,870
Furniture, equipment and leasehold improvements at cost (net of accumulated depreciation and amortization of $1,514,436)		207,584
Goodwill		31,442,822
Deferred tax asset (note 13)		1,377,171
Other assets		5,437,648
Total assets		$ 964,318,218

Liabilities and Member's Equity

Liabilities:	
Securities sold under agreements to repurchase (note 7)	$ 385,000,000
Securities sold not yet purchased, at fair value	127,987,113
Short-term borrowings (note 8)	96,186,636
Payable to Parent (note 9)	31,303,972
Payable to broker-dealers	7,901,902
Payable to customers	6,335,786
Interest payable	2,867,138
Accrued compensation and other expenses	26,346,752
Deferred tax liability (note 13)	9,170,056
Other liabilities	5,332,047
	698,431,402
Subordinated liabilities (note 11)	65,000,000
Member's equity:	
Managing member's equity	100
Member's equity	200,886,716
Total member's equity	200,886,816
Total liabilities and member's equity	$ 964,318,218

See accompanying notes to statement of financial condition.

BNY MELLON CAPITAL MARKETS LLC
(A Wholly Owned Subsidiary of
The Bank of New York Mellon Corp.)

Notes to Statement of Financial Condition

December 31, 2008

(1) Organization

BNY Mellon Capital Markets LLC (the Company), is a wholly owned subsidiary of The Bank of New York Mellon Corp. (the Parent). On May 1, 2008, BNY Capital Markets, Inc. was acquired by Mellon Financial Markets, LLC, both wholly owned subsidiaries of the Parent. After the acquisition closed, Mellon Financial Markets, LLC was renamed BNY Mellon Capital Markets LLC (the Combination). The Company is a registered broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (the FINRA). The Company is also a member of the Municipal Securities Rule Making Board and the Securities Investor Protection Corporation and the National Association of Securities Dealers Automated Quotations (the NASDAQ). The Company has been authorized by the Federal Reserve Board (the Board) to underwrite and deal in all types of debt and equity securities.

The Company provides a wide range of financial services. Its businesses include securities underwriting, distribution and trading. The Company conducts trading activity with its customers on both a principal and agency basis. Securities products offered and sold by the Company are not insured by the Federal Deposit Insurance Corporation, are not deposits or other obligations of the Parent, are not guaranteed by the Parent, and are subject to investment risks including the possibility of loss of principal invested.

The Company clears all its transactions, except for mortgage backed securities, through an affiliate broker-dealer on a fully disclosed basis. Mortgage Backed Securities are cleared by the Company.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

For accounting purposes, the Combination was treated as a transfer of assets and liabilities between entities under common control. In this regard, the Combination was accounted for at historical cost in a manner similar to a pooling of interest. The Company's financial statements reflect the results of operations as if the Combination had occurred at the beginning of the period (January 1, 2008).

Results of operations thus comprise those of the previously separate entities combined from the beginning of the period. Similarly, the Company presented the statement of financial condition and other financial information as of the beginning of the period as though the assets and liabilities had been transferred at that date.

(b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in the financial statements are reasonable. Actual results could differ from these estimates. Current market conditions increase the risk and complexity of the judgments in these estimates.

(c) Principal Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. Securities owned and securities sold, not yet purchased, including derivative contracts held for trading purposes, are stated at fair value with related changes in unrealized appreciation or depreciation reflected in principal transactions on the statement of income. Fair value is generally based on listed market prices. If listed market prices are not available, fair value is determined based on other relevant factors, including broker or dealer price quotations.

Securities sold, not yet purchased, represent obligations to deliver specified securities at predetermined prices. The Company is obligated to acquire the securities sold, not yet purchased at prevailing market prices in the future to satisfy these obligations.

Fair value is defined under Financial Accounting Standards Board (FASB) Statement of Financial Accounting Standards (SFAS) 157, *Fair Value Measurements*, as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 was adopted by the Company on January 1, 2008, and establishes a hierarchy of inputs for measuring value:

Level 1 inputs	Unadjusted quoted prices at the measurement date in active, accessible markets for identical assets or liabilities.
Level 2 inputs	Quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar instruments, other observable inputs (interest rates and yield curves) or other inputs derived from/corroborated by observable market date.
Level 3 inputs	Best information available when no observable market activity for the asset or liability exists at the measurement date.

In valuing its positions, the Company uses listed market prices for exchange traded securities and prices quoted by independent brokers and dealers for U.S. Government and other over-the-counter securities.

(d) Securities Purchased under Agreements to Resell and Securities Sold under Agreements of Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at amounts at which the securities will be subsequently resold or repurchased plus accrued interest. It is the Company's policy to take possession or control of securities purchased under agreements to resell. The Company is required to provide securities to counterparties in order to collateralize repurchase agreements. The Company minimizes credit risk associated with these activities by monitoring credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited or returned when deemed appropriate.

(Continued)

In the normal course of business, the Company obtains securities under resale agreements on terms which, permit it to repledge or resell the securities to others.

Interest is accrued on repurchase and resale contract amounts, securities borrowed and loaned transactions and securities owned, and is included in accrued interest receivable/payable on the statement of financial condition.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost, net of accumulated depreciation and amortization. Furniture and equipment are depreciated using the straight-line method over the respective useful lives of the asset, generally ranging from four to ten years. Leasehold improvements are amortized over the lesser of fifteen years or the term of the lease.

(f) Goodwill

Goodwill is the cost of acquired companies in excess of the fair value of identifiable net assets at acquisition date. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, goodwill is tested at least annually for impairment. An impairment loss is triggered if the estimated fair value of a reporting unit is less than its estimated net book value. Such a loss is calculated as a difference between the implied fair value of goodwill and its carrying value. For the year ended December 31, 2008, no impairment was recorded.

(g) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are calculated as if the Company filed on a separate return basis, and the amount of current tax expense or benefit calculated is either remitted to or received from the Parent, pursuant to a tax sharing agreement between the Parent and the Company. The Company accounts for income taxes in accordance with SFAS No. 109, *Accounting for Income Taxes*, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

(h) New Accounting Pronouncements

SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and requires additional disclosures about fair value measurements. Under this framework a three-level hierarchy has been established based on the transparency of the inputs to the valuation of an asset or liability.

(3) Securities Owned and Securities Sold, Not Yet Purchased

At December 31, 2008, securities owned (including those pledged as collateral) and securities sold, not yet purchased consist of the following, at fair value:

	Owned	Sold, not yet purchased
Mortgage backed securities	$ 390,286,410	—
State and municipal obligations	159,660,290	53,679
Obligations of the U.S. government or its agencies	86,421,098	43,638,623
Corporate debt	45,538,777	83,066,746
Equities securities	10,882,230	1,228,065
Auction rate securities	21,457,970	—
Commercial paper	812,780	—
	$ 715,059,555	127,987,113

Securities owned, pledged as collateral represent proprietary positions which have been pledged as collateral to a counterparty. Included in State and municipal obligations, U.S. Government securities and agencies at December 31, 2008 are securities owned, pledged as collateral of approximately $27,346,000.

The Company holds mortgage-backed to-be-announced securities (TBAs) which are stated at fair value. The Company's mortgage-backed securities are backed by prime assets.

(4) Financial Instruments

(a) Fair Value

In accordance with SFAS 157, the Company groups its financial assets and liabilities measured at fair value in three levels, based on markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value.

Level 1 primarily consists of securities whose value is based on quoted market prices in active markets such as listed equities. Additionally, this category also includes U.S. Government and U.S. Treasury securities for which the Company typically receives independent external valuation information based on active markets.

Level 2 primarily consists of securities whose value is based on quoted prices in inactive markets for identical instruments, quoted prices in active markets for similar assets or liabilities, and inputs that are observable or can be corroborated, either directly or indirectly, for substantially the full term of the security. This category primarily includes mortgage backed securities and corporate debt.

Level 3 is comprised of securities whose fair value is estimated based on internally developed models or methodologies utilizing significant inputs that are unobservable from objective sources.

The balances of assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, are as follows:

Assets at fair value	Level 1	Level 2	Level 3	Total
Securities owned, at fair value:				
Mortgage backed securities	$ —	390,286,410	—	390,286,410
State and municipal obligations	—	159,660,290	—	159,660,290
Obligations of the U.S. government or its agencies	86,421,098	—	—	86,421,098
Corporate debt	47,124	45,233,196	258,457	45,538,777
Equities securities	—	4,080,304	6,801,926	10,882,230
Auction rate securities	16,374,970	—	5,083,000	21,457,970
Commercial paper	—	812,780	—	812,780
Total securities owned at fair value	$ 102,843,192	600,072,980	12,143,383	715,059,555

Liabilities at fair value	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased, at fair value:				
Corporate debt	$ —	83,066,746	—	83,066,746
Obligations of the U.S. government or its agencies	43,638,623	—	—	43,638,623
Equities securities	—	1,228,065	—	1,228,065
State and municipal obligations	—	53,679	—	53,679
Total securities sold at fair value	43,638,623	84,348,490	—	127,987,113
To be announced securities	—	2,881,242	—	2,881,242
Auction rate securities derivative	—	—	4,500,000	4,500,000
Total liabilities at fair value	$ 43,638,623	87,229,732	4,500,000	135,368,355

(b) Collateral

The Company enters into collateralized reverse repurchase and repurchase agreements and securities borrowing and lending transactions that may result in credit exposure in the event the counterparty to the transaction is unable to fulfill its contractual obligations. The Company minimizes credit risk associated with these activities by monitoring counterparty credit exposure and collateral values on a daily basis and requiring additional collateral to be deposited with or returned by the Company when deemed necessary.

(5) Receivable From and Payable to Customers and Broker/Dealers

Receivable from and payable to Customers and Broker/Dealers at December 31, 2008, consist of the following:

		Receivable	Payable
Receivable from clearing broker	$	169,811,486	—
Broker/dealers trade pending settlement		18,478,649	—
Securities failed-to-deliver/receive		7,222,317	7,901,902
Receivable from/payable to customers		—	6,335,786
	$	195,512,452	14,237,688

The Company clears its proprietary and customer transactions, with the exception of mortgage backed securities, through another broker-dealer on a fully disclosed basis. The amount receivable from the clearing broker relates to the aforementioned transactions.

Receivable from and payable to customer and broker/dealer include amounts due on securities transactions. Securities owned by customer and broker/dealer are held as collateral for the receivable. Such collateral is not reflected in the financial statements.

Customers and broker/dealer trades pending settlement represent the contract price of securities to be delivered or received by the Company. Should the counterparty not deliver the securities to the Company, the Company may be required to purchase identical securities on the open market. The value of such securities at December 31, 2008 approximates the amounts owed. Trades pending settlement at December 31, 2008 were subsequently settled at the contract price without an adverse effect to the Company's statement of financial condition.

(Continued)

(6) Furniture, Equipment and Leasehold Improvements

Furniture and office equipment, computer equipment and leasehold improvements at cost consist of the following as of December 31, 2008:

Furniture and office equipment	$	688,410
Computer equipment		1,016,485
Leasehold improvements		17,125
		1,722,020
Less accumulated depreciation		1,514,436
Furniture, equipment and leasehold improvements, net	$	207,584

(7) Securities Sold under Agreements to Repurchase

At December 31, 2008, the Company had pledged securities with an average interest rate of 1.08% and a market value of $401,550,000 as collateral for its obligation under securities sold under agreements to repurchase of $385,000,000.

(8) Short-Term Borrowings

The Company maintains uncommitted lines of credit totaling $100,000,000 with unrelated financial institutions. In addition, the Company maintains an additional uncommitted line of credit with an unrelated financial institution that does not have a maximum principal borrowing amount. In each case, these lines of credit are used to finance the Company's proprietary trading business. As of December 31, 2008, the Company has overnight borrowings of $96,186,636 outstanding with unrelated financial institutions under these lines of credit at a weighted average rate of 1.86%.

(9) Related-Party Transactions

The Company conducts transactions in the ordinary course of business with the Parent and its affiliates. During the year ended December 31, 2008, such transactions included purchases of securities under agreements to resell, loan syndication, portfolio management and deposits.

As of December 31, 2008, amounts payable to Parent consist of the following:

Accrued interest payable on subordinated liabilities (note 11)	$	730,870
Income taxes payable (note 13)		28,300,152
Stock compensation (note 10)		154,730
Other payables		2,118,220
	$	31,303,972

(Continued)

In addition, the Company had receivable from the Parent and its affiliate totaling $3,363,870 of which $601,228 is unrestricted cash.

(10) Employee Benefits

(a) Retirement Benefits

The Parent has defined benefit and defined contribution retirement plans covering substantially all full-time and eligible part-time employees and other post-retirement plans providing healthcare benefits for certain retired employees.

(b) Stock Compensation

The Parent's Long-Term Incentive Plans provide for the issuance of stock options, restricted stock, RSUs, and other stock-based awards to employees of the Company. The Parent's stock options plans provide for the issuance of stock options at fair market value at the date of grant to officers and employees of the Company.

(11) Liabilities Subordinated to Claims of General Creditors

The borrowings under subordination represent cash subordination agreements with the Parent and its affiliates. At December 31, 2008 liabilities subordinated to claims of general creditors consists of the following:

Subordinated notes, Libor plus 1.50%, due February 28, 2012	$	50,000,000
Subordinated notes, Libor plus 0.63%, due December 31, 2009		15,000,000
	$	65,000,000

These loans are subordinated to the claims of general creditors. FINRA has approved these subordinated loans to constitute part of the Company's net capital under the Uniform Net Capital Rule. The subordinated loans may be repaid only if, after giving effect to such repayment, the Company continues to meet its minimum net capital requirements.

(12) Regulatory Requirements

(a) Cash and Securities Segregated under Federal and Other Regulations

Cash of $20,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

(b) Net Capital Requirement

The Company is subject to the Uniform Net Capital requirements of the SEC under Rule 15c3-1 which requires the maintenance of minimum net capital. The SEC's requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital

requirements are not met. The Company computes its net capital in accordance with the alternative method of this Rule.

At December 31, 2008, the Company had net capital of $147,582,332 which was $147,332,332 in excess of the amount required to be maintained at that date.

In addition, the Company performs weekly computations to determine the reserve deposit requirements under Rule 15c3-3. As of December 31, 2008, the Company had $6,336,833 reserve deposit requirement.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule or other regulatory bodies.

Under the clearing arrangement with the clearing broker, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements. At December 31, 2008, the Company was in compliance with all such requirements.

(13) Income Taxes

The deferred income taxes reflect the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities. The Company has a gross deferred tax asset of $1,377,171 and a gross deferred tax liability of $9,170,056 at December 31, 2008. The deferred tax asset is primarily attributable to the federal benefit of state and local taxes and the deferred tax liability is attributable to amortization of goodwill. The Company believes that no valuation allowance is necessary as it is more likely than not that the Company will be able to realize the deferred tax assets.

The Company is included in the consolidated federal income tax return and certain combined and unitary returns of the Parent. In addition, the Company files stand-alone tax returns in certain states which include New Jersey. BNY Mellon's federal consolidated income tax returns are closed to examination through 2002. BNY Mellon's New York State and New York City return examinations have been completed through 1996. The Company's New Jersey tax return examinations have been completed through 2003.

(14) Financial Instruments with Off-Balance Sheet – Risk and Credit Risk

In the normal course of business, the Company's activities involve the execution of securities transactions. These activities may expose the Company to off-balance sheet credit risk in the event the counterparty is unable to fulfill its contracted obligation. The Company conducts business with brokers and dealers that are members of the major securities exchanges. The Company monitors the credit standing of such brokers and dealers.

The Company's securities activities are transacted on a delivery versus payment basis. In delivery versus payment transactions, the Company is exposed risk of loss in the event of the customer's or broker's inability to meet the terms of their contracts. Should the customer or broker fail to perform, the Company may be required to complete the transaction at prevailing market prices. Trades pending at December 31, 2008 were settled without an adverse effect on the Company's financial statements.

Subsequent market fluctuations of securities sold, but not yet purchased may require purchasing these securities at prices which differ from values reflected on the statement of financial condition. Inventory positions are monitored on a daily basis to minimize the risk of loss.

The Company's exposure to credit risk can be directly impacted by volatile securities markets which may impair the ability of counterparties to satisfy their contractual obligations.

The Company seeks to control its credit risk through a variety of reporting and control procedures and by applying uniform credit standards maintained for all activities with credit risk.

(15) Commitments and Contingencies

The Company has obligations under operating leases with unrelated parties. The lease agreements have initial noncancelable terms in excess of one year.

Aggregate annual rentals for office space at December 31, 2008 are:

		Gross rental	Sub-lease rental	Net obligation
2009	$	966,576	(1,652,649)	(686,073)
2010		966,576	(1,652,649)	(686,073)
2011		563,836	(964,045)	(400,209)
Total	$	2,496,988	(4,269,343)	(1,772,355)

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and potential legal actions, including actions brought on behalf of various classes of claimants, and regulatory matters. Claims for significant monetary damages are asserted in certain of these actions and proceedings. In regulatory enforcement matters, claims for disgorgement and the imposition of penalties and/or other remedial sanctions are possible. Due to the inherent difficulty of predicting the outcome of such matters, the Company cannot ascertain what the eventual outcome of these matters will be; however based on current knowledge and after consultation with legal counsel, the Company does not believe that judgments or settlements, if any, arising from pending or potential legal actions or regulatory matters, either individually or in the aggregate, will have a material adverse effect on the financial position or liquidity of the Company although they could have a material effect on the net income for a given period. The Company intends to defend itself vigorously against all of the claims asserted in these legal actions.

The Company self-disclosed to the SEC that Mellon Financial Markets, LLC (MFM) placed orders on behalf of issuers to purchase their own Auction Rate Securities. The SEC and certain state authorities, including the Texas Securities Board, are investigating these transactions. MFM is cooperating fully with the investigations.

In December 2004, the National Association of Securities Dealers (NASD) commenced an inquiry into the Company concerning the participation in certain partial tender offers for publicly traded securities by a small group of former traders, which was prompted by the Company's disclosure to the NASD that it had identified certain instances in which the Company tendered in excess of the Company's net long position in the underlying securities. In December 2008, BNYMCM entered into a letter of Acceptance, Waiver and Consent (AWC) with FINRA, the successor to the NASD. In the AWC, the Company consented, without admitting or denying, to violating SEC Rule 14e-4 and NASD Rule 2110 (through its participation in the partial tender offers) and NASD Conduct Rule 3010 and 2110 regarding supervisory systems. The Company also consented to a censure and a $90,000 fine.

In August 2008, FINRA commenced an inquiry into the Company concerning the sale of Auction Rate Securities (ARS). On September 16, 2008, the Company signed a "Settlement Term Sheet" with FINRA to resolve the investigation of the firm without admitting or denying FINRA's findings. Finding that the Company sold ARS using advertising or marketing materials that were not fair and balanced. The Company agreed to: (1) buy back certain ARS from a class of individuals and certain entities who purchased ARS from the Company from May 31, 2006 through February 28, 2008 (such ARS having a total PAR value of approximately $20 million); (2) make best efforts to provide liquidity to all other investors not in the relevant class but who purchased ARS from the Company during the same period; (3) a censure and fine in the amount of $250,000. The fair value of our buyback obligation at December 31, 2008 was a $4,500,000 liability.

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

Members of the Board of Directors
BNY Mellon Capital Markets LLC:

In planning and performing our audit of the financial statements of BNY Mellon Capital Markets LLC (the Company), as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1 Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2 Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13.

3 Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4 Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is

KPMG

subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified a certain deficiency in internal control that we consider to be a significant deficiency, and communicated it in writing to management and those charged with governance on March 12, 2009.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of Members of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

March 12, 2009